Exhibit 99.1

eHi Car Services Announces Appointment of Independent Financial Advisor and Legal

Counsel to the Special Committee

SHANGHAI, Dec. 26, 2017 -- eHi Car Services Limited (NYSE: EHIC, “eHi” or the “Company), a leading car rental and car services company in China, today announced that the special committee (the "Special Committee") of the Company's board of directors (the "Board"), formed to consider the previously announced non-binding proposal that the Board received from Goliath Advisors Limited (“GAL”) on November 26, 2017 (the "Proposal"), has retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its legal counsel to assist it in this process.

The Board cautions the Company's shareholders and others considering trading in the Company's securities that the Special Committee is continuing its evaluation of the Proposal and that, at this time, no decision has been made with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services providers in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are "forward-looking statements" including, among other things, statements about eHi's beliefs and expectations. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Potential risks and uncertainties include, but are not limited to, risks discussed in ehi's filings with the U.S. Securities and Exchange Commission at www.sec.gov. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:
eHi Car Services Limited
Tel: +86 (21) 6468-7000 ext. 8830
E-Mail: ir@ehic.com.cn

In the United States:
The Piacente Group, Inc.
Ms. Brandi Piacente
Tel: +1-212-481-2050
E-Mail: ehi@thepiacentegroup.com

SOURCE eHi Car Services Limited